Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on May 11, 2021, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel, for the following purposes:

(i)
to re-appoint Brightman Almagor Zohar (a firm in the Deloitte Global Network), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Meir Nissensohn as a Class III director of the Company until the 2024 Annual General Meeting; and his compensation for his services as director;
(iii)	to elect Mr. Amnon Neubach as a Class III director of the Company until the 2024 Annual General Meeting and his compensation for his services as director; and
(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2020.

Shareholders of record at the close of business on April 8, 2021 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person, subject to applicable health guidelines.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors, Monica Iancu Chief Executive Officer
Dated: April 1, 2021

MIND C.T.I. LTD.
2 HaCarmel Street
Yoqneam Ilit 2066724, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2021 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on May 11, 2021, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel.

The agenda of the Meeting shall be as follows:

(i)
to re-appoint Brightman Almagor Zohar (a firm in the Deloitte Global Network), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Meir Nissensohn as a Class III director of the Company until the 2024 Annual General Meeting and his compensation for his services as director;
(iii)	to elect Mr. Amnon Neubach as a Class III director of the Company until the 2024 Annual General Meeting and his compensation for his services as director; and
(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2020.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to the time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 8, 2021 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 15, 2021 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is May 2, 2021.

On March 1, 2021 the Company had 19,985,826 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2021, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,625	(2)	16.6%
Invesco Ltd. and affiliates	1,216,450	(3)	6.1%
Morgan Stanley and affiliates	1,328,481	(4)	6.6%
___________
(1)	Based on 19,985,826 ordinary shares outstanding on March 1, 2021.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)	Based on a Schedule 13G filed with the SEC on February 12, 2021.
(4)	Based on a Schedule 13G filed with the SEC on February 11, 2021.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2020, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2020.

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s independent auditor is Brightman Almagor Zohar & Co., certified public accountants in Israel and a firm in the Deloitte Global Network (the "Auditor"). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company’s independent auditors until the Company’s next Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so. The remuneration paid to the Auditor for audit and non-audit services provided to the Company in the year 2020 was set forth in the Company's annual report on Form 20-F and will be presented at the Meeting.

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s independent auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Brightman Almagor Zohar & Co., be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – TO APPROVE THE RE-ELECTION OF MEIR NISSENSOHN AS A CLASS III
DIRECTOR UNTIL THE 2024 ANNUAL GENERAL MEETING AND HIS
COMPENSATION FOR HIS SERVICES AS DIRECTOR

Under the Company’s Articles of Association, our Board of Directors is divided into three classes of directors, designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors. The term of each director expires at the third annual meeting following his or her election.

Mr. Meir Nissensohn is a Class III director, and his term of office will expire at the Meeting. If Mr. Meir Nissensohn is re-elected as a Class III director, his term of office will expire at the Company’s 2024 Annual General Meeting of shareholders. Mr. Nissensohn qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

Mr. Nissensohn has served as our Chairman of the Board since 2020 and as a director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he serves in several Board of Directors and is involved in various business initiatives. Mr. Nissensohn holds a B.Sc. in Industrial Engineering from the Technion – Israeli Institute of Technology, and an M.B.A. from Tel Aviv University.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, board of directors and shareholders, in that order.

On March 4, 2021, the Company’s Audit Committee (acting in its capacities as our Nominating Committee and our Compensation Committee) and Board of Directors resolved to recommend that our shareholders re-elect Mr. Meir Nissensohn as a Class III Director for an additional term of approximately three years and that his compensation to be equal to the compensation of our other non-executive directors of $13,200 per annum and $680 per meeting (or $400 for participation via teleconference). The Company’s Audit Committee and Board of Directors believe that Mr. Nissensohn's re-election as a director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Mr. Meir Nissensohn as a Class III director of the Company to serve until the close of the 2024 Annual General Meeting and to approve the compensation in the amount of $13,200 per annum and $680 per meeting (or $400 for participation via teleconference).”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – TO APPROVE THE ELECTION OF AMNON NEUBACH AS A CLASS III
DIRECTOR UNTIL THE 2024 ANNUAL GENERAL MEETING AND HIS
COMPENSATION FOR HIS SERVICES AS DIRECTOR

Under the Company’s Articles of Association, our Board of Directors is divided into three classes of directors, designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors. The term of each director expires at the third annual meeting following his or her election.

At the Meeting, shareholders will be asked to elect Mr. Amnon Neubach to serve as a Class III Director of the Company, commencing on the date of the Meeting. If Mr. Amnon Neubach is elected as a Class III Director, his term of office will expire at the Company’s 2024 Annual General Meeting of shareholders. Mr. Neubach qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

On March 4, 2021, the Company’s Audit Committee (acting in its capacities as our Nominating Committee and Compensation Committee) and Board of Directors resolved to recommend that our shareholders elect Amnon Neubach as a Class III Director until the 2024 Annual General Meeting and that his compensation to be equal to the compensation of our other non-executive directors, namely, $13,200 per annum and $680 per meeting (or $400 for participation via teleconference). The Company’s Audit Committee and Board of Directors believe that Mr. Neubach’s election as a Director is in the best interest of the Company.

Mr. Neubach currently serves as Chairman of the Tel-Aviv Stock Exchange Ltd. From 2014 until 2020, Mr. Neubach served as the Chairman of Nordia Springs Ltd. and until 2017 as Chairman of the Board of Directors of Danpal Industries – Kibbutz Dan. Mr. Neubach served as an external director of our company from 2001 until 2014. From 2001 to 2003, Mr. Neubach served as Chairman of the Board of Pelephone Communications Ltd. Mr. Neubach served as an economic consultant to several companies in the private sector since 1997. Mr. Neubach holds a B.A. degree in Economics and Business Administration and an M.A. degree in Economics, both from Bar Ilan University.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to elect Mr. Neubach as a Class III director of the Company to serve until the Annual General Meeting to be convened in 2024 and to approve his compensation in the amount of $13,200 per annum and $680 per meeting (or $400 for participation via teleconference).”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2020 (the “Financial Statements”) in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on March 18, 2021. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: April 1, 2021

By Order of the Board of Directors, Monica Iancu Chief Executive Officer